March 31, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention: Jeffrey Gordon, Staff Accountant

Re:	AEP Industries Inc. –
Form 10-K for the year ended October 31, 2009
Form 10-Q for the period ended January 31, 2010
File No. 0-14450

Dear Mr. Gordon:

We refer to your letter dated March 29, 2010, in which you provided comments on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s response letter dated March 16, 2010, pertaining to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 filed on January 14, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2010 filed on March 12, 2010. This letter responds to the staff’s comments as indicated below. For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Form 10-K for the Year Ended October 31, 2009

1.	We note your response to comment four in our letter dated March 3, 2010. In particular, we note that you filed as an exhibit to your Form 10-Q for the quarterly period ended January 31, 2010, the exhibits and schedules to your Amended and Restated Loan and Security Agreement separately from the credit agreement itself. Please ensure in future Forms 10-K you incorporate by reference or file both the credit agreement and the exhibits and schedules thereto as exhibits to your Forms 10-K.

We hereby confirm that we will incorporate by reference or file as exhibits to future filings of our Form 10-K both the Amended and Restated Loan and Security Agreement and the related exhibits and schedules to the Amended and Restated Loan and Security Agreement.

Form 10-Q for the Period Ended January 31, 2010

Item 4. Controls and Procedures, page 35

2.	We note your response to comment three in our letter dated March 3, 2010. Consistent with your response to prior comment three, please ensure that your future filings indicate, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.

We hereby confirm that our future filings will indicate, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.

Changes in Internal Control over Financial Reporting, page 36

3.	We note your disclosure that “[w]ith the exception of [the changes] described above, there have been no changes in our internal control over financial reporting during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.” In future filings, please state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We hereby confirm that our future filings will state clearly, if true, that there were changes in our internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2378 should you have any questions.

Sincerely,

/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President—Controller

cc: Rufus Decker

Securities and Exchange Commission

Michael Ben

Honigman Miller Schwartz and Cohn LLP